ImmunoPrecise Antibodies (IPA) Reports Financial Results and Recent Business Highlights for Second Quarter Fiscal Year 2025

Delivers $6.1 Million Q2 Revenue and Announces Strategic Plan to Reshape Biotech and AI-Driven Drug Discovery

VICTORIA, BRITISH COLUMBIA (CANADA), December 10, 2024 – IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today reported financial results for the second quarter (“Q2”) of its 2025 fiscal year (“FY25”), which ended October 31, 2024. All numbers are expressed in Canadian dollars, unless otherwise noted.

"This quarter marks a pivotal chapter for IPA as we unveil our cutting-edge in silico drug discovery tools, designed to revolutionize the landscape of novel therapeutic development. These advanced platforms offer unprecedented insights and precision, aimed at significantly reducing the time and cost associated with traditional drug discovery methods. By harnessing the power of data-driven analytics, we're ushering in a new era of efficiency and innovation in the pharmaceutical industry. From our upcoming strategic relocation to Austin, Texas, to the continued progress with our LENSai™ platform and partnerships with world-class organizations like BioNTech and InterSystems, we have focused on driving meaningful impact in the biotech and life sciences sectors," stated Dr. Jennifer Bath, President and CEO.

Second Quarter Corporate Update and Recent Business Highlights

Corporate headquarters is relocating to Austin, Texas: Expanding IPA’s U.S. footprint in the heart of a thriving AI, biotech, and semiconductor ecosystem.

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Showcased LENSaiPlatform at AI-Driven Drug Discovery Summit USA 2024 and TECHday Highlighted unique AI capabilities for accelerating therapeutic antibody discovery.
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First public demonstration of five AI-driven LENSai analytical tools for use in drug discovery, development and optimization – demonstrating how LENSai’s unprecedented analytical tools transform the time and cost of novel drug discovery programs.
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IPA hosted fireside chat with guest Adam Root, Vice President and Head of Protein Sciences at Generate Biomedicines, live at the Boston AI-Driven Drug Discovery Summit USA 2024.
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The first annual TECHday hosted at InterSystems’ headquarters and featured a fireside chat with Jeff Fried, Director of Platform Strategy and Innovation at InterSystems, titled Disruptive Dialogue: Empowering Drug Discovery Through Seamless Data Integration and AI-Powered Insights. The discussion highlighted how smart search technology drives the LENSai platform, seamlessly integrated with the InterSystems IRIS platform to accelerate antibody discovery with greater speed, accuracy, and diversity.
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Achieved Breakthrough in ADC Cancer Research: Progressed TATX-112 program with antibodies targeting TrkB-expressing cells for next-generation ADC therapies.
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Entered into Material Transfer and Evaluation Agreement with Biotheus, now part of BioNTech, for the transfer of AI-enhanced bispecific antibody candidates for hypoxic solid tumors.
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Partnered with Mayo Clinic on anti-aging research: Developed antibodies targeting mitochondrial damage markers to advance understanding of neurodegenerative diseases such as Parkinson’s and Alzheimer’s.
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Announced clinical progress with IPA-generated rabbit monoclonal antibodies: Two novel antibodies developed using IPA’s B Cell Select ® platform advancing in clinical-stage programs.
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Achieved revenues of $6.1 million: Represents a 16% increase over the previous quarter with strong quarter over quarter growth achieved at each of our wet lab sites. BioStrand achieved $0.9 million to date with strong second quarter revenue of $0.4 million.

Second Quarter FY25 Financial Results

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Revenue: Total revenue was $6.1 million, compared to revenue of $6.1 million in fiscal year 2024 (“FY24”) Q2. Project revenue generated $5.4 million, including projects using IPA’s proprietary B Cell Select® platform and IPA’s proprietary LENSai platform, compared to $5.5 million in FY24 Q2. Product sales and cryostorage revenue were $0.7 million, compared to $0.6 million in FY24 Q2.
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Research & Development (R&D) Expenses: R&D expenses were $1.2 million, compared to $0.8 million in FY24 Q2, with the increase reflecting increased expenditures related to the build of the Company's LENSai platform.
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Sales & Marketing (S&M) Expenses: S&M expenses were $1.2 million, compared to $0.9 million in FY24 Q2 and include S&M costs related to BioStrand LENSai.
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General & Administrative (G&A) Expenses: G&A expenses were $3.3 million, compared to $3.3 million in FY24 Q2.
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Net Loss: Net loss of $2.6 million, or $(0.09) per share on a basic and diluted basis, compared to a net loss of $2.4 million or $(0.10) on a basic and diluted basis in FY24 Q2.
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Liquidity: Cash totaled $3.6 million as of October 31, 2024, compared to $3.5 million as of April 30, 2024.

Conference Call and Webcast Details

The Company will host a live conference call and webcast to discuss these results and provide a corporate update on Tuesday, December 10, 2024, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at

***Participant Dial-In Details***

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 3224490 or Conference Name.

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

***Webcast Details***

Attendee URL:

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports available on the company’s profile at www.sedarplus.com and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events, or results “may”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, statements relating to our expectations related to business operations, financial performance, results of operations, our expectations and guidance related to the success of our partnerships, the gross use of cash, our projected cash usage, needs, and runway, our technology development efforts and the application of those efforts, out-licensing and new client opportunities, strategic partnerships, expansion strategy, the efficacy and integration of new service and product offerings, our ability to market our platform technologies to potential partners, and our internal asset programs, and our ability to create long-term value for customers. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to several factors and risks, as discussed in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this release. The forward-looking statements contained in this release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Investor Relations Contact

investors@ipatherapeutics.com

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	2024 $	2023 $	2024 $	2023 $
REVENUE	6,125	6,150	11,388	11,837
COST OF SALES	2,688	3,196	5,595	6,090
GROSS PROFIT	3,437	2,954	5,793	5,747
EXPENSES
Research and development	1,155	835	2,797	1,781
Sales and marketing	1,237	921	1,955	1,984
General and administrative	3,273	3,308	7,436	7,295
Amortization of intangible assets	613	711	1,219	1,558
	6,278	5,775	13,407	12,618
Loss before other income (expenses) and income taxes	(2,841)	(2,821)	(7,614)	(6,871)
OTHER INCOME (EXPENSES)
Accretion	(3)	(5)	(5)	(10)
Grant income	22	16	168	299
Interest and other expense (income)	(117)	10	(116)	23
Unrealized foreign exchange loss (gain)	(120)	209	(265)	136
	(218)	230	(218)	448
Loss before income taxes	(3,059)	(2,591)	(7,832)	(6,423)
Income taxes	506	182	1,280	596
NET LOSS FOR THE PERIOD	(2,553)	(2,409)	(6,552)	(5,827)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations	170	462	689	(708)
COMPREHENSIVE LOSS FOR THE PERIOD	(2,383)	(1,947)	(5,863)	(6,535)
LOSS PER SHARE – BASIC AND DILUTED	(0.09)	(0.10)	(0.24)	(0.23)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	28,132,055	25,050,260	27,630,402	25,050,260

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	October 31, 2024 $	April 30, 2024 $
ASSETS
Current assets
Cash	3,534	3,459
Amounts receivable, net	4,104	3,790
Tax receivable	267	414
Inventory	2,010	2,139
Unbilled revenue	932	277
Prepaid expenses	1,655	1,408
	12,502	11,487
Restricted cash	87	86
Deposit on equipment	490	475
Property and equipment	15,958	16,696
Intangible assets	23,007	23,557
Goodwill	7,919	7,687
Total assets	59,963	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	5,383	4,372
Deferred revenue	1,717	1,353
Income taxes payable	257	553
Leases	1,661	1,563
Deferred acquisition payments	298	284
Debentures, net	3,093	—
	12,409	8,125
Leases	11,669	12,118
Deferred income tax liability	3,208	4,067
Total liabilities	27,286	24,310
SHAREHOLDERS' EQUITY
Share capital	122,313	119,773
Contributed surplus	12,709	12,387
Accumulated other comprehensive loss	2,767	2,078
Accumulated deficit	(105,112)	(98,560)
	32,677	35,678
Total liabilities and shareholders’ equity	59,963	59,988

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended October 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

(in thousands)	2024 $	2023 $
Operating activities:
Net loss for the period	(6,552)	(5,827)
Items not affecting cash:
Amortization and depreciation	2,810	2,847
Deferred income taxes	(975)	(416)
Accretion	5	10
Foreign exchange	(16)	49
Gain on investment	266	—
Share-based expense	322	1,120
	(4,140)	(2,216)
Changes in non-cash working capital related to operations:
Amounts receivable	(259)	(45)
Inventory	172	(75)
Unbilled revenue	(639)	(429)
Prepaid expenses	(220)	150
Accounts payable and accrued liabilities	1,019	679
Sales and income taxes payable and receivable	(352)	736
Deferred revenue	352	630
Net cash used in operating activities	(4,067)	(570)
Investing activities:
Purchases of property and equipment	(328)	(435)
Security deposit on leases	—	(49)
Deferred acquisition payments	—	(146)
Sale of QVQ Holdings BV shares	—	121
Net cash used in investing activities	(328)	(509)
Financing activities:
Proceeds on share issuance, net of transaction costs	1,507	—
Repayment of leases	(801)	(715)
Proceeds on debenture issuance, net of transaction costs	4,059	—
Net cash provided by (used in) financing activities	4,765	(715)
Increase (decrease) in cash during the period	370	(1,794)
Foreign exchange	(294)	(468)
Cash – beginning of the period	3,545	8,366
Cash – end of the period	3,621	6,104
Cash is comprised of:
Cash	3,534	6,017
Restricted cash	87	87
	3,621	6,104
Cash paid for interest	—	—
Cash paid for income tax	—	—

Source: ImmunoPrecise Antibodies Ltd.